Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2014 FIRST QUARTER RESULTS

Financial Highlights for Fiscal 2014 First Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(5) reached $335.5 million in 1Q14, representing a YoY increase of 26.5%. Gross bookings for Hotels and packages increased by 51.5% in 1Q14.

•	Transactions for Hotels and packages improved by 72.2% YoY in 1Q14. Transactions for air ticketing grew by 15.5% YoY in 1Q14.

•	Revenue rose 22.9% YoY to $77.2 million in 1Q14.

•	Revenue less service costs(2) increased 11.2% YoY to $26.0 million in 1Q14.

•	Revenue less service costs(2) for Hotels and packages increased 55.3% YoY for 1Q14. Hotels and packages contribution increased to 41.5% in 1Q14 versus 29.8% in 1Q13.

Gurgaon, India and New York, August 7, 2013 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its first fiscal quarter ended June 30, 2013.

“We further strengthened the MakeMyTrip brand in the first fiscal quarter by continuing to deliver a superior customer experience.” said Deep Kalra, Chairman and Group CEO, “Our undisputed market leadership has allowed us to deliver strong operating results in a challenging environment, while making great strides in our hotels and packages business.”

(in thousands except EPS)	3 months ended June 30, 2012	3 months ended June 30, 2013	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$64,134.2	$77,163.9	20.3%	22.9%
Revenue Less Service Costs(2)	$23,882.9	$26,010.4	8.9%	11.2%
Air Ticketing	$15,583.5	$14,253.7	-8.5%	-6.2%
Hotels & packages	$7,109.7	$10,859.0	52.7%	55.3%
Other	$1,189.7	$897.8	-24.5%	-22.8%
Results from Operating Activities	($197.8)	($5,447.7)
Adjusted Operating Profit (Loss)(3)	$2,523.7	($1,989.9)
Loss for the period	($810.5)	($9,091.3)
Adjusted Net Income (Loss)(4)	$1,837.1	($5,098.4)
Diluted earnings (loss) per share	($0.02)	($0.24)
Adjusted Diluted earnings (loss) per share(4)	$0.05	($0.14)

Operating Metrics
Gross Bookings(5)	$271,472.4	$335,496.0	23.6%	26.5%
Air Ticketing	$214,662.2	$251,056.0	17.0%	19.9%
Hotels & packages	$56,810.2	$84,440.0	48.6%	51.5%
Number of Transactions
Air Ticketing	822.1	949.3	15.5%
Hotels & packages	105.7	182.0	72.2%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, direct cost related to registration of shares by the shareholders and amortization of acquisition related intangibles.
(4)	Income (loss) for the period excluding employee share-based compensation costs, direct cost related to registration of shares by the shareholders, amortization of acquisition related intangibles, net change in fair value of financial liability in business combination, net loss on change in fair value of derivative financial instrument and income tax (benefit) expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (5) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

OTHER INFORMATION

Share Repurchase

The following table provides information about purchases by us during the period beginning on October 1, 2012 and ending June 30, 2013 of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
10/01/12 – 10/31/12	NIL	$	NIL	NIL	$	NIL
11/01/12 – 11/30/12	NIL	$	NIL	NIL		$25,000,000
12/01/12 – 12/31/12	40,142		$12.63	40,142		$24,492,145
01/01/13 – 01/31/13	NIL	$	NIL	NIL		$24,492,145
02/01/13 – 02/28/13	NIL	$	NIL	NIL		$24,492,145
03/01/13 – 03/31/13	NIL	$	NIL	NIL		$24,492,145
04/01/13 – 04/30/13	NIL	$	NIL	NIL		$24,492,145
05/01/13 – 05/31/13	100		$12.50	100		$24,490,893
06/01/13 – 06/30/13	NIL	$	NIL	NIL		$24,490,893

Total	40,242		$12.63	40,242		$24,490,893

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. In the quarter ended June 30, 2013, we repurchased 100 ordinary shares at an average price of approximately $12.50 per share (excluding broker and transaction fees). As of June 30, 2013, we had remaining authority to repurchase up to approximately $24.49 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2014 First Quarter Financial Results

Revenue. We generated revenue of $77.2 million in the quarter ended June 30, 2013, an increase of 20.3% (22.9% in constant currency) over revenue of $64.1 million in the quarter ended June 30, 2012.

Air Ticketing. Revenue from our air ticketing business decreased by 11.4% (9.2% in constant currency) to $15.2 million in the quarter ended June 30, 2013 from $17.2 million in the quarter ended June 30, 2012. Our revenue less service costs(2) decreased by 8.5% (6.2% in constant currency) to $14.3 million in the quarter ended June 30, 2013 from $15.6 million in the quarter ended June 30, 2012. Gross bookings grew by 17.0% (19.9% in constant currency) year on year mainly due to increase in transactions by 15.5% and further aided by higher airfares in the quarter ended June 30, 2013. The decline in revenue less service costs was mainly due to decrease in our net revenue margin (defined as revenue less service cost as a percentage of gross bookings) to 5.7% from 7.3% a year ago, mainly due to reduction in full service airlines’ base commissions to all travel agents.

Hotels and Packages. Revenue from our hotels and packages business increased by 33.4% (36.1% in constant currency) to $61.0 million in the quarter ended June 30, 2013 from $45.8 million in the quarter ended June 30, 2012. Our revenue less service costs(2) increased by 52.7% (55.3% in constant currency) to $10.9 million from $7.1 million in the quarter ended June 30, 2012. This was due to increase in gross bookings by 48.6% (51.5% in constant currency) primarily due to a 72.2% increase in the number of transactions and increase in net revenue margin from 12.5% in the quarter ended June 30, 2012 to 12.9% in the quarter ended June 30, 2013. Net revenue margin increased over previous quarter margin of 12.3%. The growth in this segment was contributed in part by the acquisition of Hotel Travel Group and ITC Group in the quarter ended December 31, 2012.

Other Revenue. Our other revenue decreased to $0.9 million in the quarter ended June 30, 2013 from $1.2 million in the quarter ended June 30, 2012, primarily due to lower advertisement income on our websites, as we used the website inventory to promote our own product offerings.

Total Revenue less Service Costs. Our total revenue less service costs increased by 8.9% (11.2% in constant currency) to $26.0 million in the quarter ended June 30, 2013 from $23.9 million in the quarter ended June 30, 2012 primarily as a result of an increase of 52.7% (55.3% in constant currency) in our hotels and packages revenue less service costs partially offset by 8.5% (6.2% in constant currency) decrease in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased to $9.8 million in the quarter ended June 30, 2013 from $7.6 million in the quarter ended June 30, 2012, mainly due to increases in annual wages, growth in employee headcount in hotels and packages business and due to acquisitions in the quarter ended December 31, 2012. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 5.5 percentage points year over year, in line with the growth in our business and from the effects of consolidating the personnel expenses associated with our acquisitions in the quarter ended December 31, 2012.

Other Operating Expenses. Other operating expenses increased by 29.9% to $20.5 million in the quarter ended June 30, 2013 from $15.7 million in the quarter ended June 30, 2012, primarily as a result of an increase in advertisement expenses, payment gateway charges and outsourcing fees and from the effects of consolidating other operating expenses associated with our recent acquisitions.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $5.4 million in the quarter ended June 30, 2013 as compared to a loss of $0.2 million in the quarter ended June 30, 2012. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for both quarters ended June 30, 2013 and 2012 and direct cost related to registration of shares by the shareholders in the quarter ended June 30, 2013, we would have recorded an operating loss of $2.0 million in the quarter ended June 30, 2013 compared with an operating profit of $2.5 million in the quarter ended June 30, 2012.

Net Finance Income (costs). Our net finance cost was $3.5 million in the quarter ended June 30, 2013 as against net finance cost of $0.8 million in the quarter ended June 30, 2012. This was mainly due to higher foreign exchange loss and provisioning of loss on trade and other receivables in the quarter ended June 30, 2013.

Profit (Loss) for the period. As a result of the foregoing factors, including the effects of employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles, our loss for the quarter ended June 30, 2013 was $9.1 million as compared to a loss of $0.8 million in the quarter ended June 30, 2012. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, net change in fair value of financial liability in business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit (expense) for the first quarter of both fiscal years 2014 and 2013 and direct cost related to registration of shares by the shareholders in the quarter ended June 30, 2013, we would have recorded a net loss of $5.1 million in the quarter ended June 30, 2013 and a net profit of $1.8 million in the quarter ended June 30, 2012.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.24 for the quarter ended June 30, 2013 as compared to diluted loss per share of $0.02 in the quarter ended June 30, 2012. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, net change in fair value of financial liability in business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit (expense) for the first quarter of both fiscal years 2014 and 2013 and direct cost related to registration of shares by the shareholders in the quarter ended June 30, 2013, as mentioned in the preceding paragraph, diluted loss per share was $0.14 in the quarter ended June 30, 2013, compared to diluted earnings per share of $0.05 in the quarter ended June 30, 2012.

Fiscal Year 2013-14 Outlook

In the first quarter of fiscal year 2014, we faced ongoing operating challenges, including a capacity constrained air market, slowing economic growth and increased volatility in the Rupee to US Dollar exchange rate. However, we are reiterating our Fiscal 2014 revenue less service costs growth guidance of 15% to 20% on a constant currency basis, but adjusting the range to approximately $95 million to $100 million to account for the current Rupee exchange rate of 58.79 per US Dollar.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended June 30, 2013 beginning at 10:00 a.m. EDT on August 7, 2013. To participate, please dial + 1-877-280-4959 from within the U.S. or +1-857-244-7316 from any other country. Thereafter, callers will be prompted to enter the participant passcode 88197328. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-888-286-8010 and using passcode 81608178. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and income (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as direct cost related to registration of shares by the shareholders, amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), direct cost related to registration of shares, net change in fair value of financial liability in business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 13, 2013, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com and www.hoteltravel.com, and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 11,300 hotels and guesthouses in India, more than 102,800 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31,	As at June 30,
	2013	2013
	(in USD)
Assets
Property, plant and equipment	9,203,826	8,154,674
Intangible assets and goodwill	34,987,017	34,164,029
Trade and other receivables, net	820,951	715,913
Investment in equity-accounted investee	1,294,082	1,243,886
Other investments	4,958,994	4,462,618
Derivative instruments	14,678	—
Term deposits	911,245	1,017,979
Other non-current assets	527,391	532,224

Total non-current assets	52,718,184	50,291,323

Inventories	1,522,693	3,251,563
Derivative instruments	188,973	—
Current tax assets	7,535,440	6,871,783
Trade and other receivables, net	25,290,442	20,771,180
Term deposits	47,203,717	38,850,933
Other current assets	23,659,215	31,116,134
Cash and cash equivalents	36,501,478	33,088,920

Total current assets	141,901,958	133,950,513

Total assets	194,620,142	184,241,836

Equity
Share capital	18,797	18,837
Share premium	153,742,563	154,483,775
Reserves	(494,988)	(992,616)
Accumulated deficit	(60,964,228)	(70,103,638)
Share based payment reserve	19,901,803	22,272,725
Foreign currency translation reserve	(10,904,046)	(13,070,977)

Total equity attributable to equity holders of the Company	101,299,901	92,608,106
Non-controlling interest	694,050	739,902

Total equity	101,993,951	93,348,008

Liabilities
Loans and borrowings	284,433	242,223
Employee benefits	1,010,293	962,902
Deferred revenue	—	2,612,020
Deferred tax liabilities	383,444	366,890
Other non-current liabilities	6,804,211	7,038,757

Total non-current liabilities	8,482,381	11,222,792

Bank overdraft	866,521	—
Loans and borrowings	135,459	128,082
Trade and other payables	80,592,241	75,621,549
Deferred revenue	37,901	812,221
Other current liabilities	2,511,688	3,109,184

Total current liabilities	84,143,810	79,671,036

Total liabilities	92,626,191	90,893,828

Total equity and liabilities	194,620,142	184,241,836

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended June 30,
	2012	2013
	(in USD)
Revenue
Air ticketing	17,184,721	15,218,704
Hotels and packages	45,759,796	61,047,423
Other revenue	1,189,679	897,766

Total revenue	64,134,196	77,163,893

Other income	—	110,086

Service cost
Procurement cost of hotel and packages services	38,650,117	50,188,443
Cost of air tickets coupon	1,601,181	965,013
Personnel expenses	7,617,930	9,799,967
Other operating expenses	15,743,560	20,451,845
Depreciation and amortization	719,241	1,316,395

Result from operating activities	(197,833)	(5,447,684)

Finance income	886,962	1,094,370
Finance costs	1,640,679	4,633,050

Net finance income (costs)	(753,717)	(3,538,680)

Share of loss of equity-accounted investee	(31,107)	(50,196)

Loss before tax	(982,657)	(9,036,560)
Income tax benefit (expense)	172,198	(54,698)

Loss for the period	(810,459)	(9,091,258)

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	(3,999,067)	(2,171,653)
Net change in fair value of available-for-sale financial assets	(183,454)	(496,376)

Other comprehensive loss for the period, net of tax	(4,182,521)	(2,668,029)

Total comprehensive loss for the period	(4,992,980)	(11,759,287)

Profit (Loss) attributable to:
Owners of the Company	(805,279)	(9,141,832)
Non-controlling interest	(5,180)	50,574

Loss for the period	(810,459)	(9,091,258)

Total comprehensive income (loss) attributable to:
Owners of the Company	(4,981,609)	(11,805,139)
Non-controlling interest	(11,371)	45,852

Total comprehensive loss for the period	(4,992,980)	(11,759,287)

Loss per share
Basic	(0.02)	(0.24)
Diluted	(0.02)	(0.24)

Weighted average number of shares
Basic	37,160,794	37,618,465
Diluted	37,160,794	37,618,465

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
							Foreign
			Reserve			Share based	currency		Non-
	Share	Share	for own	Fair value	Accumulated	payment	translation		controlling	Total
	capital	premium	shares	reserve	deficit	reserve	reserve	Total	interest	equity
	(In USD)
Balance as at April 1, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951
Total comprehensive income (loss) for the period
Profit (Loss) for the period	—	—	—	—	(9,141,831)	—	—	(9,141,831)	50,574	(9,091,257)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,166,931)	(2,166,931)	(4,722)	(2,171,653)
Net change in fair value of available-for-sale financial assets	—	—	—	(496,376)	—	—	—	(496,376)	—	(496,376)

Total other comprehensive income (loss)	—	—	—	(496,376)	—	—	(2,166,931)	(2,663,307)	(4,722)	(2,668,029)

Total comprehensive income (loss) for the period	—	—	—	(496,376)	(9,141,831)	—	(2,166,931)	(11,805,138)	45,852	(11,759,286)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	3,009,379	—	3,009,379	—	3,009,379
Issue of ordinary shares on exercise of share options	40	741,212	—	—	—	(636,035)	—	105,217	—	105,217
Transfer to accumulated deficit on expiry of share options	—	—	—	—	2,422	(2,422)	—	—	—	—
Own shares acquired	—	—	(1,252)	—	—	—	—	(1,252)	—	(1,252)

Total transactions with owners	40	741,212	(1,252)	—	2,422	2,370,922	—	3,113,344	—	3,113,344

Balance as at June 30, 2013	18,837	154,483,775	(526,350)	(466,266)	(70,103,637)	22,272,725	(13,070,977)	92,608,107	739,902	93,348,009

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the three months ended June 30,
	2012	2013
	(in USD)
Loss for the period	(810,459)	(9,091,258)
Adjustments for non-cash items	4,087,708	7,873,391
Change in working capital	11,238,198	(5,815,847)

Net cash from (used in) operating activities	14,515,448	(7,033,715)

Net cash from (used in) investing activities	(10,218,568)	7,129,846

Net cash used in financing activities	(84,412)	(957,343)

Increase (decrease) in cash and cash equivalents	4,212,467	(861,212)
Cash and cash equivalents at beginning of the period	43,798,230	35,634,957
Effect of exchange rate fluctuations on cash held	(1,711,099)	(1,684,825)

Cash and cash equivalents at end of the period	46,299,599	33,088,920

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended June 30,
	Air ticketing		Hotels and packages		Others		Total
	2012	2013	2012	2013	2012	2013	2012	2013
Revenue	17,184,721	15,218,704	45,759,796	61,047,423	1,189,679	897,766	64,134,196	77,163,893

Less:
Service cost	1,601,181	965,013	38,650,117	50,188,443	—	—	40,251,298	51,153,456

Revenue less service cost	15,583,540	14,253,691	7,109,679	10,858,980	1,189,679	897,766	23,882,898	26,010,437

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30,
(Unaudited)	2012	2013
	(in USD)
Result from operating activities as per IFRS	(197,833)	(5,447,684)
Add: Employee share-based compensation costs	2,703,773	3,009,379
Add: Direct cost related to registration of shares by shareholders	—	114,705
Add: Acquisition related intangibles amortization	17,716	333,742

Adjusted Operating Profit (Loss)	2,523,656	(1,989,858)

Reconciliation of Adjusted Net Income (Loss)	For the three months ended June 30,
(Unaudited)	2012	2013
	(in USD)
Income (Loss) for the period as per IFRS	(810,459)	(9,091,258)
Add: Employee share-based compensation costs	2,703,773	3,009,379
Add: Direct cost related to registration of shares by shareholders	—	114,705
Add: Acquisition related intangibles amortization	17,716	333,742
Add: Net loss on change in fair value of derivative financial instrument	91,038	203,651
Add (Less): Net change in fair value of financial liability in business combination	7,184	276,719
Less: Income tax (benefit) expense	(172,198)	54,698

Adjusted Net Income (Loss)	1,837,054	(5,098,364)

Adjusted Earnings (Loss) per share
Diluted	0.05	(0.14)

	For the three months ended June 30, 2013
	Revenue				Revenue less service costs
Reported Growth and Constant Currency	Air	Hotels and			Air	Hotels and
Growth (Unaudited)	Ticketing	packages	Other	Total	Ticketing	packages	Other	Total
Reported Growth	-11.4%	33.4%	-24.5%	20.3%	-8.5%	52.7%	-24.5%	8.9%
Impact of Foreign Currency Translation	2.2%	2.7%	1.8%	2.5%	2.3%	2.5%	1.8%	2.3%

Constant Currency Growth	-9.2%	36.1%	-22.8%	22.9%	-6.2%	55.3%	-22.8%	11.2%

MAKEMYTRIP LIMITED

OPERATING DATA

	For the three months ended June 30,
	2012	2013
	(in thousands, except percentages)
Number of transactions
Air ticketing	822.1	949.3
Hotels and packages	105.7	182.0

Revenue less service cost:
Air ticketing	15,583.5	14,253.7
Hotels and packages	7,109.7	10,859.0
Other revenue	1,189.7	897.8

	23,882.9	26,010.4

Gross Bookings
Air ticketing	214,662.2	251,056.0
Hotels and packages	56,810.2	84,440.0

	271,472.4	335,496.0

Net revenue margins
Air ticketing	7.3%	5.7%
Hotels and packages	12.5%	12.9%

Combined net revenue margin for air ticketing and hotels and packages	8.4%	7.5%